To the Board of Directors of
American Performance Funds
     and the
Securities and Exchange Commission:


We have examined management's assertion about the American Performance Funds' (the Funds) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of November 28, 1997 and for the period from August 29, 1997 through November 28, 1997, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 28, 1997 and for the period August 29, 1997 (the date of our last examination) through November 28, 1997, with respect to securities transactions, without prior notice to management:

     1. Confirmation of all securities held as of November 28, 1997 by subcustodians;

     2.  Verification    of    all    securities    purchased/sold    but    not
         received/delivered and securities in transit as of November 28, 1997 via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and the Bank of Oklahoma, N.A.;

     4. Confirmation of all repurchase agreements as of November 28, 1997 with brokers/banks and agreement of underlying collateral with the Bank of Oklahoma, N.A. records; and

     5. Agreement of fifteen selected security purchases, sales or maturities since our last report date from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of November 28, 1997 and for the period from August 29, 1997 through November 28, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the American Performance Funds and the Securities and Exchange Commission and should not be used for any other purpose.





Columbus, Ohio
January 15, 1998